Exhibit 1

NEWS
For Release: IMMEDIATE

Hadera Paper Ltd.
Announces Availability of its Annual Report on Form 20-F through its Website

        Hadera, Israel, June 20, 2010 – Hadera Paper Ltd. (AMEX:AIP) announced today that its annual report on Form 20-F, containing audited consolidated financial statements for the year ended December 31, 2009, as filed with the Securities and Exchange Commission on June 16, 2010, is available through its website www.hadera-paper.co.il.

Shareholders may receive a hard copy of the annual report free of charge upon request.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il